[First Solar, Inc. Letterhead]
November 2, 2006
BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Russell Mancuso

Re:	First Solar, Inc. Form S-1, Amendment No. 4 File No. 333-135574 Filed October 25, 2006
Dear Mr. Mancuso:
     Set forth below are the responses of First Solar, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 5 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2006 (“Amendment No. 4”).
     For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in Amendment No. 4 filed on October 25, 2006. The page numbers in the responses of the Company refer to pages in the Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
     We are sending you by messenger hard copies of the Amendment (clean and marked).
Favorable system performance, page 2
1.	Please tell us why you believe that this summary is a balanced presentation of your business given your disclosure of lower conversion efficiency on page 57.

We respectfully advise the Staff that we believe the summary is a balanced presentation of our business. Specifically, the summary discloses our manufacturing cost per Watt, which we believe is a more comprehensive metric than either manufacturing cost or conversion efficiency taken alone. Manufacturing cost per Watt includes, as variables, both the manufacturing cost of producing solar modules and the number of sellable Watts per module, a variable driven primarily by conversion efficiency (as the conversion efficiency increases, so does the number of sellable Watts per module). Although some manufacturers produce solar modules with higher conversion efficiencies than our current conversion efficiency of 9%, they use more expensive manufacturing processes and raw materials to achieve these higher conversion efficiencies. As a result, disclosing manufacturing cost per Watt is especially useful because it reveals the manufacturing cost/conversion efficiency tradeoff each solar manufacturer must weigh. Given our goal of competing on a non-subsidized basis with the price of retail electricity, we have focused our discussion on the manufacturing cost of producing each Watt of solar power.
In addition, we respectfully advise the Staff that our statement on favorable system performance relates to the performance of our modules under real world conditions, rather than the conversion efficiency of our modules. Solar modules are priced and sold based on their rated power in Watts. For example, at the end of the third quarter of 2006, our solar modules had an average rated power of approximately 64 Watts per module and we sold our modules at a certain price per rated Watt. However, real world conditions, such as ambient temperature and the intensity of sunlight, cause solar modules to operate below the rated power. We believe that systems using our modules operate closer to their rated power than systems incorporating crystalline silicon modules, in part, because our semiconductor material is a more efficient absorber of sunlight than crystalline silicon. For example, our solar modules begin to operate earlier in the morning and continue to operate until later in the day than crystalline silicon solar modules, thereby producing electricity during periods when other modules with the same rated power are not operating. As a result, we believe our solar modules operate closer to the rated power our end users have purchased, thereby increasing their return on investment.
If we are unable to further increase the number of sellable Watts per module, page 10
2.	For investors to evaluate the magnitude of this risk, please provide an indication of the degree of sales price decline and the degree of increase in Watts per module required for you to avoid default. In this regard, it is unclear why it is appropriate to highlight sales from large long-term supply contracts in the prospectus summary while not disclosing the material risk of declining margins and default until the middle of your risk factors; please relocate the discussion of the future potential sales from the prospectus summary to a more appropriate section of your document where you can provide clear disclosure in context of the basis for and limitations of the projected sales.

In response to the Staff’s comment, revisions have been made to page 10 of the Amendment to disclose the degree of sales price decline and increase in sellable Watts per module required to avoid default. Please note that we have also disclosed this information on pages 28 and 29 of the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

In addition, we added a summary risk factor on page 3 of the Amendment to highlight the risk of declining margins and default in the summary. Please note that in response to comment number 12 of the Staff’s letter dated July 27, 2006, we previously added disclosure on page 1 of the Amendment to indicate that the contracts could be terminated by our customers if missed deliveries of required solar modules remain uncured. We respectfully advise the Staff that we believe the previous addition on page 1 of the

Amendment and the current changes on page 3 of the Amendment provide an investor with sufficient information to evaluate the Long Term Supply Contracts in the context of a summary, and guide an investor to the other parts of the Registration Statement that provide an extensive description of the contracts. Given that we expect our Long Term Supply Contracts to account for a significant portion of our net sales through 2012, we believe it is appropriate to discuss these contracts in the summary.
Recycling program, page 61
3.	Please tell us why you removed the reference to the 20-year period. From the existing disclosure that does not include an indication of duration, please tell us how you believe investors can evaluate the impact of the program.

We respectfully advise the Staff that we modified our recycling agreement in September 2006 by a letter agreement sent to each end user. The existing recycling agreement required us to take back and recycle our solar modules at any time; provided that any end user who returned our solar modules before the expiration of their 20 year estimated useful life had to pay a portion of the cost to recycle their solar modules. The letter agreement eliminated an end user’s obligation to pay any of the cost of reclaiming and recycling our solar modules, regardless of whether the modules are returned before 20 years. As a result, we revised the disclosure on page 61 of Amendment No. 4 to the Registration Statement to reflect the change in the recycling program. In response to the Staff’s comment, revisions have been made to page 61 of the Amendment to provide additional information about the recycling program and allow investors to evaluate the impact of the program.
Executive Compensation, page 70
4.	We note your response to prior comment 5. When you respond to the remaining unresolved prior comments, please specify which comment you are addressing.

In response to comment 8 in the Staff’s letter dated October 10, 2006 (originally, prior comment 48 from the Staff’s letter dated July 27, 2006), we respectfully advise the Staff that revisions have been made to page 78 of the Amendment in response to the Staff’s comment.

In response to comment 18 in the Staff’s letter dated October 10, 2006, we respectfully advise the Staff that there were two change of control agreements associated with Section 14(a)(i) of Exhibit 4.15 (Form of 2003 Unit Option Plan Agreement). These agreements were between the Company and each of Messrs. Hambro and Schultz. These agreements have not been filed as exhibits because they have been superseded by the change in control severance agreements between the Company and each of Messrs. Hambro and Schultz, respectively, which agreements represent the complete and entire agreement between the Company and each of Messrs. Hambro and Schultz. The form of change in control severance agreement has been filed as Exhibit 10.15.

Principal and Selling Stockholders, page 81
5.	Please clarify which shareholders are part of the group that comprises the 40% threshold mentioned on page 17. Also, if these shareholders are “affiliates” as mentioned on page 17, please tell us why it is appropriate to present them on separate lines in the beneficial ownership table.

In response to the Staff’s comment, revisions have been made to pages 17 and 19 of the Amendment.
Underwriting Fee, page 95
6.	With a view toward disclosure, tell us the purpose of the “structuring fee” and the basis upon which it is calculated. Also, please:
•	tell us where the fee is included in Item 13;

•	disclose the amount of out-of-pocket expenses that the underwriters will reimburse.
We respectfully advise the Staff that the structuring fee was determined by negotiations between the Company and the underwriters. It is a flat fee of $900,000 to compensate Credit Suisse Securities (USA) LLC for its time and expenses in structuring and advising the Company in anticipation of the initial public offering. Revisions have been made to pages 95 and II-1 of the Amendment to include the fee. The amount of out-of-pocket expenses the underwriters will reimburse the Company will not be determined until the transaction is closed. Any amounts that the Company receives as reimbursement from the underwriters serve as an additional benefit to the Company, and the Company believes the exact amount is not material to an investor’s decision to purchase in the offering.
Financial Statements
Note 4. Economic Development Funding, page F-14
7.	We note that you recorded a receivable relating to taxable investment incentives (“Investitionszuschuesse”) of $3.7 million due from the State of Brandenburg and a receivable relating to tax-exempt reimbursements for certain capital costs under the German Investment Grant Act of 2005. For each of the receivables, separately address the following:
•	Clearly describe to us the material terms of the programs under which you receive these incentives and reimbursements.

•	Tell us and revise the note to clarify whether the realization of the incentives are dependent upon your taxable income.

•	If so, please explain how you considered the guidance in paragraphs 116 and 117 of SFAS 109 and related literature in accounting for the credits and your reasons for concluding that the guidance was not applicable.

•	Cite the accounting literature on which you based your accounting.

The material terms of the programs under which we receive investment incentives and reimbursements, which we refer to in our filing as “economic development funding”, are as follows:

We were approved to receive €21.5 million from the InvestitionsBank of the State of Brandenburg, Germany (the “Investitionszuschüsse” or “Zuschüsse”) to help fund the costs of the building of a solar module manufacturing plant in Frankfurt (Oder) in the State of Brandenburg, Germany. We can make claims to receive reimbursement under this program as we incur expenditures for the construction of the building and the purchase of machinery and equipment for the plant. By accepting the funds, we agree to do the following upon the completion of construction:
•	Run the manufacturing plant for at least five years.

•	Create jobs in the manufacturing plant for at least 400 employees for a continuous period of five years. Of this number, 200 jobs must be female employees. In addition, we must provide seven apprenticeships.
We are also eligible to recover up to €23.8 million of costs related to constructing the plant under the German Investment Grant Act of 2005 (“Investitionszulagen” or “Zulagen”). This program is a German law intended to aid economic development in economically depressed regions of Germany, such as the State of Brandenburg. We were approved to receive funding under this program by the European Commission in April 2006, and the program permits us to claim reimbursement for expenditures made for the construction of the building and the purchase of machinery and equipment for our Frankfurt (Oder) plant. By accepting the funds, we agree to do the following upon the completion of the construction:
•	Keep all tangible assets funded by the program in the region for a period of five years.
Neither of these programs requires us to have taxable income to receive the benefits. We obtain the forms for making a claim under the Zulagen program at any German tax office and file the claim at the tax office at the same time we file our tax return, but this involvement of the tax office is administrative. The program is not a tax incentive or tax credit, and the claim forms are different forms than our tax returns.
Since neither program is an investment tax credit, we do not believe that paragraphs 116 and 117 of SFAS 109 apply to the accounting for these programs. Instead, we based our accounting on the October 1979 AICPA Issues Paper, Accounting for Grants Received

from Governments. However, we do note that the accounting approach we followed is consistent with the guidance in paragraphs 116 and 117 of SFAS 109.
8.	Tell us how you concluded that the incentives and reimbursements had been earned as of the date you recorded each receivable. In your response, please address each of the conditions affecting realization. We note, for example, that realization of the taxable investment incentives are conditional on availability of State of Brandenburg funds, a requirement to operate in the state for a number of years and your employment of a certain number of employees. Likewise, we note that the tax-exempt reimbursements must be claimed on your income-tax return and that you have not claimed such reimbursements to date. Further, you are required to maintain the related assets in the state for a minimum of five years.

We are eligible to receive incentives and reimbursements once we incur expenditures for the building and the machinery and equipment for the solar module manufacturing plant that we are constructing in Frankfurt (Oder), so we record receivables as those expenditures are incurred.

We are able to claim the reimbursements under the Zuschüsse program as often as is administratively feasible for us; we must wait to claim reimbursements under the Zulagen program until the same time as we file tax returns for the year 2006. However, in both cases, we consider the actual filing of the claim forms to be an administrative matter and consider the incurrence of the eligible expenditure as the event establishing a receivable.

Receipt of reimbursement under the Zuschüsee program is conditional upon the State of Brandenburg, Germany having sufficient funds allocated to this program to pay the reimbursements. We considered our ability to realize these reimbursements when we determined whether to record the receivable: we received explicit assurances from Mr. Junghaus, the Minister of Finance of the State of Brandenburg, that sufficient funding was reserved to support our claims up to the approved amount and noted that we did receive all of the $8.1 million that we claimed under this program prior to September 30, 2006. Based on these facts, we concluded that collection of the Zuschüsee funding receivable at September 30, 2006 was reasonably assured.

As noted in our response to comment 7, we have other requirements after the completion of our construction related to keeping the assets in the State of Brandenburg and meeting minimum employment levels. Because compliance with these requirements is implicit in the normal operation of the solar module manufacturing plant (the expected life of the plant exceeds five years and the plant requires in excess of 500 employees to operate), we concluded that it was appropriate to record a receivable for the investment incentives prior to the end of the five year period covered by these requirements. We require the output from this Frankfurt (Oder) plant to meet our delivery obligations under our long-term sales contracts, so we consider it probable that we will operate the plant at its full capacity for a period exceeding five years.

In summary, since we incurred eligible expenditures, determined collection was reasonably assured, and determined that it was unlikely that we would fail to meet our on-going investment requirements in the State of Brandenburg, we concluded that our incentives and reimbursements for the economic development funding had been earned as of the date we recorded each receivable.

9.	We reference the “proceeds from economic development funding” included as cash flow from financing activities on page F-6. Tell us the consideration given to classifying these amounts as a component of investing activities.

We considered the guidance in paragraph 19(c) of SFAS 95 when determining the classification of the proceeds from economic development funding in our statement of cash flows. According to this paragraph, receipts from donor contributions that “... are restricted for the purposes of acquiring, constructing, or improving property, plant, equipment, or other long-lived assets ...” are cash inflows from financing activities. We concluded that this situation was analogous to our receipt of economic development funding and classified this funding received as a cash flow from investing activities.
Exhibits
10.	Please file the agreement with Mr. Williams mentioned on page 79.

In response to the Staff’s comment, we have filed the requested document as Exhibit 10.19.

     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as possible. Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically John T. Gaffney (212) 474-1122 or Richard T. Hossfeld (212) 474-1208, if you have any questions regarding this submission.

Sincerely,
/s/ Jens Meyerhoff
Jens Meyerhoff
Chief Financial Officer

CC:	Alan Morris Kevin Kuhar Angela Crane